Contact

www.linkedin.com/in/travis-adams-56b02615 (LinkedIn)
www.affairrecovery.com (Other)
www.camphuawni.com (Other)
www.actonmba.org (Other)

Top Skills

Customer Relationship Management (CRM)

Entrepreneurship

Product Marketing

Publications

The Value of Summer Camp

Travis Adams

Husband | Father | Entrepreneur

Tyler-Jacksonville Area

Summary

At GravyStack, we're on a mission to create 50 million financially capable kids who are ready to take on the real world.

Experience

GravyStack

Co-Founder & President

August 2020 - Present (2 years 8 months)

Phoenix, Arizona, United States

GravyStack is creating 50 million financially capable kids who are ready for the real world.

Camp Huawni

Owner

August 2008 - Present (14 years 8 months)

Timpson, TX

Camp Huawni is a traditional, throwback summer camp for boys and girls located in the Pineywoods of East Texas. We believe that kids are one-of-a-kind treasures created to do extraordinary things. We believe that simple fun is a lost art and a vital part of growing up. We believe that we were made to play outdoors and that undistracted time in nature leads us to realize our meaning and purpose. We believe that traditions and ceremonies give much-needed consistency in an inconsistent world. We believe that life is meaningful relationships and without them, we won’t make it very far. We believe that real love is accepting where one is currently and believing in who one is truly.

Grow My Camp, LLC

5 years 11 months

Partner

February 2017 - December 2022 (5 years 11 months)

We help summer camps thrive. The premise of Grow My Camp is simple. We provide camps with tools, knowledge, and leads. GMC wants to help camps set up a working sales funnel, establish good sales habits, and provide

opportunities for new customers. GMC's ability to help a camp is only limited by the camp's level of participation.

With people constantly on the go, parents are finding and researching camps by searching on their computers, tablets, and phones. Make sure they find your camp when they do.

Founder & CEO
February 2017 - August 2020 (3 years 7 months)
Tyler, Texas Area

My First Sale
CEO
August 2020 - December 2021 (1 year 5 months)
Tyler, Texas, United States

MyFirstSale is a learn-by-doing platform that gives kids the life skills and confidence to sell their products in a safe, friendly online environment. Our goal is to empower kids to take on the real world.

We partner with schools, PTAs, and youth organizations to launch virtual and hybrid business fairs. Kids launch real business and get to be an entrepreneur for a day. Afterwards, they can either turn off their business or keep growing!

Affair Recovery
VP of Client Relations
February 2010 - February 2013 (3 years 1 month)
Austin, TX

Bootstrapped company from scratch. In the last year Affair Recovery has helped 10,000 people heal their marriages.

Apex Fun Run
Co-Founder
January 2010 - May 2011 (1 year 5 months)
Dallas/Fort Worth Area

Bootstrapped company that now serves over 1 million children, generates over $51m in fundraising for schools, and is #240 on Entrepreneur Franchise 500 list (#1 in Misc. Children’s Businesses)

Edward Jones
4 years 11 months

Financial Advisor

April 2005 - August 2008 (3 years 5 months)

Cut my teeth as a financial advisor and grew assets from $3m to $26.2m in a few years. We also hit the highest segmentation at the time for broker production in just 2.5 years.

PASS Associate

October 2003 - March 2005 (1 year 6 months)

I was accepted into the Edward Jones PASS Program in St. Louis, Missouri after graduating TCU. The PASS program is an eighteen-month rotational program for recent college graduates that helps young business people learn the financial industry before venturing off to start their own investment practice.

Merrill Lynch

Intern

January 2003 - March 2003 (3 months)

Learned through the school of hard knocks of cold calling and hearing no!

Education

Acton School of Business

MBAE, Entrepreneurship · (2008 - 2009)

Texas Christian University

B.B.A., Finance, Speech Communication · (1999 - 2003)